12012547

BP3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section
FEB 29 2012
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44944

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 AND ENDING December 31, 2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prim Securities, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 Rockside Rd., Suite 370
(No. and Street)

Independence (City) | Ohio (State) | 44131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Kusak 216-520-2143
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOBE & LUCAS CPA'S, INC.
(Name – *if individual, state last, first, middle name*)

4807 ROCKSIDE ROAD, SUITE 510 (Address) | INDEPENDENCE (City) | OH (State) | 44131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 4/3

OATH OR AFFIRMATION

I, Thomas Kusak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prim Securities, Incorporated, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIM SECURITIES, INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2011

Hobe&Lucas Certified Public Accountants, Inc.

PRIM SECURITIES, INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2011

PRIM SECURITIES, INCORPORATED
DECEMBER 31, 2011

TABLE OF CONTENTS

Hobe & Lucas

Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Prim Securities, Incorporated
Columbus, Ohio

We have audited the accompanying statement of financial condition of Prim Securities, Incorporated (a wholly-owned subsidiary of Prim Capital Corporation) as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prim Securities, Incorporated as of December 31, 2011, and the results of its operations and its cash flows for the fourteen months then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

February 28, 2012

PRIM SECURITIES, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Current Assets		
Cash and cash equivalents	$	10,005
Commission receivable		31,367
Intercompany receivable		418,113
Prepaid expenses		3,675
Total current assets		463,160
Total Assets	$	463,160

STOCKHOLDER'S EQUITY

Stockholder's Equity		
Common stock, $10 par value, 1,000 shares authorized 50 shares issued and outstanding	$	500
Additional paid in capital		285,513
Retained earnings		177,147
Total Stockholder's Equity	$	463,160

See auditor's report and accompanying notes to financial statements.

PRIM SECURITIES, INCORPORATED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenue	
Commissions	1,463,441
Expenses	
Management fees	104,399
Regulatory fees	5,676
Professional fees	7,200
Other operating expenses	350
Total expenses	117,625
Other Income	
Interest income	1
Total other income	1
Income Before Provision for Income Taxes	1,345,817
Income tax provision	247,486
Net Income	$ 1,098,331

See auditor's report and accompanying notes to financial statements.

PRIM SECURITIES, INCORPORATED
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings/(Deficit)	Total
Balance - January 1, 2011	$ 500	$ 285,513	$ (171,184)	$ 114,829
Dividends	-	-	(750,000)	(750,000)
Net income	-	-	1,098,331	1,098,331
Balance - December 31, 2011	$ 500	$ 285,513	$ 177,147	$ 463,160

See auditor's report and accompanying notes to financial statements.

PRIM SECURITIES, INCORPORATED
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows From Operating Activities:	
Net Income	$ 1,098,331
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	
Commissions receivable	(14,875)
Intercompany receivable	(333,545)
Prepaid expense	87
Net cash provided by operating activities	749,998
Cash Flows From Financing Activities:	
Dividends paid	(750,000)
Net cash used in financing activities	(750,000)
Net decrease in cash and cash equivalents	(2)
Cash and Cash Equivalents - Beginning of Year	10,007
Cash and Cash Equivalents - End of Year	$ 10,005
Supplemental Disclosure of Cash Flow Information:	
Interest paid	$ -
Income taxes paid	$ -

See auditor's report and accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Prim Securities, Incorporated (the Company), a wholly-owned subsidiary of Prim Capital Corporation (the Parent), is a registered broker/dealer registered with the Securities and Exchange Commission (SEC). The Company was incorporated on October 7, 1991. The Company is a member of the Financial Industry Regulatory Authority (FINRA) specializing in selling of interests in public limited partnerships, investment company shares, variable annuities and general securities and is registered in various states.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company prepares its financial statements on the accrual basis of accounting.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stockholder's Equity
The Company regularly declares and pays dividends to its parent company, Prim Capital Corporation.

Income Taxes
The Company is a member of a group that files consolidated federal and state tax returns. Accordingly, income tax payables to the tax authorities are recognized on the financial statements of the Parent company, who is the taxpayer for income tax purposes. The members of the consolidated group are allocated payments for any income tax reduction resulting from that member's inclusion in the consolidated return, and the member makes payments to the Parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was filing its tax returns separately.

The financial statements reflect only the Company's tax positions that meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained upon examination. The Company did not recognize any interest or penalties on uncertain tax positions on the balance sheet for the periods ended December 31, 2011. Company management has determined that no reasonably possible changes will be made over the next 12 months regarding their tax positions. Reporting periods ending December 31, 2008, December 31, 2009, December 31, 2010 and December 31, 2011 are subject to examination by major taxing authorities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Investments

The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents.

Commissions Receivable

Commissions receivable represent fees not yet received on brokered transactions. An allowance for doubtful accounts is not considered necessary as management believes all balances are collectible.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has entered into a formal expense sharing agreement with the Parent. The agreement provides that certain non-regulatory expenses, such as salaries, rent and utilities, be paid by the Parent and then the Company is billed for their share of these costs. Accordingly, $104,399 in "Management Fees" for these expenses was charged to the Company in 2011. The Parent also processes all revenue and direct expenses of the Company through the Parent. The amount receivable from the Parent at December 31, 2011 is 418,113.

NOTE 4 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $5,000. At December 31, 2011, Prim Securities, Incorporated had net capital of $9,805 which was in excess of its required net capital by $4,805.

NOTE 5 - EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company maintains cash in financial institutions which, time to time, may exceed federally insured limits.

NOTE 7 - INCOME TAXES

The Company is a member of an affiliated group, along with its Parent, that has elected to file a consolidated federal income tax return. The consolidated return is prepared on the cash method of accounting and income taxes are paid on the consolidated income.

The provision for income taxes for the Company's portion at December 31, 2011 is comprised of the following:

Current	$247,486
Deferred	-
	$247,486

NOTE 8 - CONTINGENCIES

The Company is not contingently liable on any contracts or obligations.

NOTE 9 - LITIGATION

The Company is not currently a defendant in any litigation. Furthermore, the company is not aware of any situation which would result in litigation.

NOTE 10 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 28, 2012, the available date of issuance of the financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2011

PRIM SECURITIES, INCORPORATED
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2011

Net Capital		
Total stockholder's equity from statement of financial condition	$	463,160
Less: Non-allowable assets:		(453,155)
Less: Haircuts on securities		(200)
Net Capital	$	9,805
Computation of Aggregate Indebtedness		
Accounts payable and accrued expenses	$	-
Computation of Basic Net Capital Requirement- 6 2/3 of Aggregate Indebtedness	$	-
Minimum Required Net Capital	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	4,805
Excess Net Capital at 1,000%	$	9,805
Ratio of Aggregate Indebtedness to Net Capital	0%	

The accompanying notes are an integral part of these statements.

PRIM SECURITIES, INCORPORATED
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2011, filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is not required as there were no audit adjustments.

The Company is not required to present the schedule "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Hobe & Lucas
Certified Public Accountants, Inc.
4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder
Prim Securities, Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of Prim Securities, Incorporated (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Hobe & Lucas
Certified Public Accountants, Inc.

February 28, 2012

PRIM SECURITIES, INCORPORATED

AGREED-UPON PROCEDURES

DECEMBER 31, 2011

Hobe&Lucas Certified Public Accountants, Inc.

PRIM SECURITIES, INCORPORATED

AGREED-UPON PROCEDURES

DECEMBER 31, 2011

PRIM SECURITIES, INCORPORATED
DECEMBER 31, 2011

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholders of
Prim Securities, Incorporated
Independence, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 01, 2011 to December 31, 2011, which were agreed to by Prim Securities, Incorporated, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Prim Securities, Incorporated's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Prim Securities, Incorporated's management is responsible for the Prim Securities, Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SPIC-7 with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the period from January 01, 2011to December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel spreadsheets derived from the general ledger) that were prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel spreadsheet derived from the general ledger) that were prepared by management supporting the adjustments noting no differences; and

5. N/A - No overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 28, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044944 FINRA DEC
PRIM SECURITIES INCORPORATED 18*18
ATTN CAROLYN KAUFMAN
6500 ROCKSIDE RD STE 370
INDEPENDENCE OH 44131-2319

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CAROLYN KAUFMAN 216-830-1111

2. A. General Assessment (item 2e from page 2)		$ 3,659
B. Less payment made with SIPC-6 filed (exclude interest)		(1,186)
_______ Date Paid		
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		2,473
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2,473
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,473	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PRIM SECURITIES, INC
(Name of Corporation, Partnership or other organization)

X
(Authorized Signature)

(Title)

Dated the_____ day of______________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,463,444

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. —

(2) Net loss from principal transactions in securities in trading accounts. —

(3) Net loss from principal transactions in commodities in trading accounts. —

(4) Interest and dividend expense deducted in determining item 2a. —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. —

(7) Net loss from securities in investment accounts. —

Total additions —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. —

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. —

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): —

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) —

Total deductions —

2d. SIPC Net Operating Revenues $ 1,463,444

2e. General Assessment @ .0025 $ 3,659

(to page 1, line 2.A.)